# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytoMed Therapeutics Ltd, CIK 0001873093
CUSIP: Y1R80M106
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 1 Commonwealth Lane #08-22, Singapore, Singapore (U0), 149544
Date of event which requires filing of this statement: 02/17/2025
Filed by CIK 0002058868

## Reporting persons
- 28 Consultants Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 880,313; shared voting power 0; sole dispositive power 880,313; shared dispositive power 0; aggregate amount beneficially owned 880,313 (7.62% of the class)

## Item 1. Issuer
Name of issuer: CytoMed Therapeutics Ltd
Address of issuer's principal executive offices: 1 Commonwealth Lane #08-22, Singapore 149544

## Item 2. Person Filing
Name of person filing: 28 Consultants Ltd
Address of principal business office or, if none, residence:
Unit D 5/F Tower One Green
Code No. 1 Ma Sik Rd.
Fanling NT
Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 880,313
Percent of class:
7.62%

Based on 11,540,000 Ordinary Shares of the Company outstanding as of May 21, 2024
Sole power to vote or to direct the vote: 880,313
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 880,313
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 28 Consultants Ltd: /s/ Lin Kuan Liang Nicolas, Lin Kuan Liang Nicolas, Director (03/04/2025)